FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No       X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item
1.	Letter to the Buenos Aires Stock Exchange regarding redemption of Class 15 Notes

Item 1

February 28, 2007

Buenos Aires Stock Exchange

Sarmiento 299

Buenos Aires

Dear Sirs:

Ref. Section 23 – Valuable Information

Redemption of Class 15 Notes

The undersigned, representatives of BBVA Banco Francés S.A. (the “Bank”), are writing to the Buenos Aires Stock Exchange (the “BCBA”) with respect to a decision taken by the Board of Directors on February 9, 2007. It was decided to make a full and early settlement of the Class 15 Notes issued by the Bank expiring in 2008 for a total amount of US$ 121,504,050 (the “Class 15 Notes”) based on the terms and conditions of the Modified Indenture amended wording dated March 1, 1998 entered into by the Bank, as issuer, registration agent, payment and transfer agent and The Bank of New York, as trustee and registration, payment and transfer agent (the “Trustee”); and the terms and conditions of the price supplement of Class 15 Notes (both jointly, the “Issuance Documents”).

Accordingly, it is the Bank’s intention to advise the BCBA that it will settle early and redeem all of Class 15 Notes on March 15, 2007 (the “Redemption Date”). Such redemption will be made at a price equivalent to 100% of the amount of Class 15 Notes in circulation plus interest accrued up to (but excluding) the Redemption Date. Class 15 Notes will stop accruing interest after the aforementioned date.

Because the Bank, pursuant to the issuance terms of Class 15 Notes, has made principal payments for a total amount of US$ 40,501,350, the total amount of principal in circulation pending repayment on the Redemption Date will be US$81,002,700 and the interest accrued as of that date shall amount to US$2,171,884.89.

Payments of principal, interest and any additional amount that might be applicable, shall be made on the Redemption Date by the Trustee in its offices, at 101 Barclay Street 4E, New York, NY 10286. Such payments shall be made by checks issued to the order of each holder in whose name the respective Definitive Securities were issued, against presentation and delivery to the Trustee of the aforesaid Definitive Securities. In the case of holders of a total principal amount of Class 15 Notes equal to or higher than US$ 1,000,000, the Trustee will pay to those holders, always provided that it has received the written requests that were sent to it for such purpose at least three (3) business days prior to the Redemption Date, by transfer of immediately available funds from an account of the Trustee opened in a bank of the United States of America to accounts opened in United States of America Banks that such holders may have indicated in the aforementioned requests. In these cases, transfers shall be made against presentation and delivery to the Trustee, of the Definitive Securities at least three (3) business days prior to the Redemption Date. No payment, whether by check or by transfer, shall be made, unless the Definitive Securities are presented and delivered to the Trustee for payment.

In case of loss, theft or destruction of the Definitive Securities, the respective holder shall, in order to receive the payments due, contact the Bank, to comply with the procedure applicable in such cases and with the necessary indemnifications in the Bank’s favor.

In turn, the Bank will deposit with the Trustee at least one business day before the Redemption Date the sum of US$ 83,174,584.89 equivalent to the total amount of principal of the Class 15 Notes in circulation plus accrued interest in conformity with the above.

The terms in capitals used and not defined herein, have the meaning allocated to them in the Issuance Documents. For further information or to coordinate payments on the Redemption Date, the holders may contact The Bank of New York, 101 Barclay Street 4 East, New York, NY 10286 Corporate Trust – Global Finance Americas, Att. Mr. Hernán López at (1 - 212) 815 5206.

Very truly yours,

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: March 1, 2007	By:	/s/ Marcelo G. Canestri
	Name:	Marcelo G.Canestri
	Title:	Chief Financial Officer